                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                               Enova Systems, Inc.
                            f/k/a U.S. Electricar Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29355M-10-1
            -------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 2, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 1  OF 13
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp International Finance Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            33,902,454
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         33,902,454
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,902,454
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 2  OF 13
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp Banking Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            33,902,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         33,902,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,902,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International Finance Corporation.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 3  OF 13
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            33,902,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         33,902,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,902,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International Finance Corporation.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 4  OF 13
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Holdings Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            33,902,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         33,902,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,902,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International Finance Corporation.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  29355M-10-1                                     PAGE 5  OF 13
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            33,926,054**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         33,926,054**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,926,054**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International Finance Corporation and other wholly owned subsidiaries of Citigroup Inc.

      This Amendment No. 7 to a Schedule 13D filed on December 7,1999, as amended by each of Amendment No. 1 filed on January 21, 2000, Amendment No. 2 filed on February 17, 2000, Amendment No. 3 filed on March 13, 2000, Amendment No. 4 filed on April 6, 2000, Amendment No. 5 filed on June 29, 2000 and Amendment No. 6 filed on January 8, 2001 relates to the Common Stock, no par value, of Enova Systems, Inc., formerly known as U.S. Electricar, Inc., a California corporation ("Enova" or the "Company"). Information in prior amendments and the original Schedule 13D remains in effect except to the extent that is superseded by subsequently filed information, including the information contained in this Amendment No. 7. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

      Item 2.  IDENTITY AND BACKGROUND

      (a) This Amendment No. 7 to a Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934: (i) Citicorp International Finance Corporation ("Citicorp International Finance"), a Delaware corporation, by virtue of its direct beneficial ownership of the Company's Common Stock; (ii) Citicorp Banking Corporation ("Citicorp Banking"), by virtue of its ownership of all outstanding common stock of Citicorp International Finance; (iii) Citicorp, by virtue of its ownership of all outstanding common stock of Citicorp Banking; (iv) Citigroup Holdings Company ("Citigroup Holdings"), by virtue of its ownership of all outstanding common stock of Citicorp; and (v) Citigroup Inc. ("Citigroup"), by virtue of is ownership of all outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").


                         Page 6 of 13 Pages

      Item  5. INTEREST IN SECURITIES OF THE ISSUER.

      The table below contains information about all transactions by Citicorp International Finance since the filing of the Schedule 13D Amendment No. 6 on January 8, 2001.




Title of security         Date of sale       Number of        Price per share         Amount owned
                                             shares sold                               after sale
-----------------         ------------       -----------      ---------------         ------------
  Common stock               1/9/2001          100,000              $0.27             36,002,454
  Common stock              1/11/2001          250,000              $0.28             35,752,454
  Common stock              1/12/2001          250,000              $0.25             35,502,454
  Common stock              1/16/2001          250,000              $0.28             35,252,454
  Common stock              1/17/2001          250,000              $0.29             35,002,454
  Common stock              1/18/2001          150,000              $0.28             34,852,454
  Common stock              1/22/2001          250,000              $0.28             34,602,454
  Common stock              1/24/2001          100,000              $0.26             34,502,454
  Common stock              1/25/2001          100,000              $0.28             34,402,454
  Common stock              1/31/2001          250,000              $0.25             34,152,454
  Common stock               2/1/2001          250,000              $0.25             33,902,454


                               Page 7 of 13 Pages

      The percentages calculated in this Item 5 are based upon 244,316,000 shares of common stock outstanding as of May 13, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended
      March 31, 2001.

      CITICORP INTERNATIONAL FINANCE

      The following is being provided as of May 23, 2001 with respect to Citicorp International Finance's direct beneficial ownership of the Issuer's common stock.

                  (a)  Amount Beneficially Owned:                               33,902,454

                  (b)  Percent of Class:                                              13.9%

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct

                                 the vote.................................               0

                           (ii)  shared power to vote or direct

                                 the vote.................................      33,902,454

                           (iii) sole power to dispose or to direct

                                 the disposition of.......................               0

                           (iv)  shared power to dispose or to direct
                                 the disposition of.......................      33,902,454

      CITICORP BANKING

      Citicorp Banking is the parent company of Citicorp International Finance. The following information is being provided as of May 23, 2001 with respect to Citicorp Banking's indirect beneficial ownership of the Issuer's common stock.

                  (a)  Amount Beneficially Owned:                               33,902,454

                  (b)  Percent of Class:                                              13.9%

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct

                                 the vote.................................               0

                           (ii)  shared power to vote or direct

                                 the vote.................................      33,902,454

                           (iii) sole power to dispose or to direct

                                 the disposition of.......................               0

                           (iv)  shared power to dispose or to direct
                                 the disposition of.......................      33,902,454


                               Page 8 of 13 Pages

      CITICORP

      Citicorp is the parent company of Citicorp Banking. The following information is being provided as of May 23, 2001 with respect to Citicorp's indirect beneficial ownership of the Issuer's common stock.

                       (a)     Amount Beneficially Owned:                       33,902,454

                       (b)     Percent of Class:                                      13.9%

                       (c)     Number of shares as to which such person has:

                               (i)    sole power to vote or to direct

                                      the vote.............................              0

                               (ii)   shared power to vote or direct

                                      the vote.............................     33,902,454

                               (iii)  sole power to dispose or to direct

                                      the disposition of...................              0

                               (iv)   shared power to dispose or to direct

                                      the disposition of...................     33,902,454

      CITIGROUP HOLDINGS

      Citigroup Holdings is the parent company of Citicorp. The following information is being provided as of May 23, 2001 with respect to Citigroup Holdings' indirect beneficial ownership of the Issuer's common stock.

                       (a)     Amount Beneficially Owned:                       33,902,454

                       (b)     Percent of Class:                                      13.9%

                       (c)     Number of shares as to which such person has:

                               (i)   sole power to vote or to direct

                                     the vote.............................               0

                               Page 9 of 13 Pages

                               (ii)  shared power to vote or direct

                                     the vote.............................      33,902,454

                               (iii) sole power to dispose or to direct

                                     the disposition of...................               0

                               (iv)  shared power to dispose or to direct

                                     the disposition of...................      33,902,454



      CITIGROUP

      Citigroup is the parent company of Citigroup Holdings. The following information is being provided as of May 23, 2001 with respect to Citigroup's indirect beneficial ownership of the Issuer's common stock (including shares directly beneficially owned by Citicorp International Finance and other wholly owned subsidiaries of Citigroup Inc.).

                       (d)     Amount Beneficially Owned:                       33,926,054

                       (e)     Percent of Class:                                      13.9%

                       (f)     Number of shares as to which such person has:

                              (i)    sole power to vote or to direct

                                     the vote.............................               0

                               (v)   shared power to vote or direct

                                     the vote.............................      33,926,054

                               (vi)  sole power to dispose or to direct

                                     the disposition of...................               0

                               (vii) shared power to dispose or to direct

                                     the disposition of...................      33,926,054

                              Page 10 of 13 Pages

      Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT           DESCRIPTION

                  A Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.




                              Page 11 of 13 Pages

      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Dated:  May 23, 2001


      CITICORP INTERNATIONAL FINANCE CORPORATION

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title:  Vice President and Secretary



      CITICORP BANKING CORPORATION

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title:  Senior Vice President



      CITICORP

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



      CITIGROUP HOLDINGS COMPANY

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



      CITIGROUP INC.

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary


                              Page 12 of 13 Pages

                              EXHIBIT A


Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
Schedule 13D Amendment No. 7 is, and any future amendments thereto may be, filed on behalf of each of us.

      Dated:                                         May 23, 2001

      CITICORP INTERNATIONAL FINANCE CORPORATION

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title: Vice President and Secretary



      CITICORP BANKING CORPORATION

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title:  Senior Vice President



      CITICORP

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



      CITIGROUP HOLDINGS COMPANY

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



      CITIGROUP INC.

      By:    /s/ Joseph B. Wollard
          --------------------------------
      Name:  Joseph B. Wollard
      Title:  Assistant Secretary



                             Page 13 of 13 Pages